AMENDMENT
                                   TO THE
                          ARKANSAS BEST CORPORATION
                              STOCK OPTION PLAN



     The Arkansas Best Corporation Stock Option Plan (the "Plan") is hereby amended as follows:

     The Plan is hereby amended by deleting Section 4(b) in its entirety and replacing it with the following:

          Members of the Committee shall be specified by the Board of Directors, and shall consist solely of Disinterested Directors and as such shall not be eligible to receive options to purchase Common Stock pursuant to Section 4(a) of the Plan. On May 12, 1994, and on the first trading day after (i) January 1, 1995, and (ii) each January 1st thereafter, each Disinterested Director serving as a Committee Member shall automatically be granted non-qualified options to purchase 7,500 shares of the Company's Common Stock at an exercise price per share equal to the closing price of the Common Stock on the date of such automatic grant. This Section 4(b) shall not be amended more than once every six months, other than to comport with changes in the Code or the rules promulgated thereunder.

     IN WITNESS WHEREOF, Arkansas Best Corporation, acting by and through its officers hereunto duly authorized, has executed this Amendment No. 2 to the Plan, to be effective the ______ day of ________________, 1994.


                                   ARKANSAS BEST CORPORATION


                                   By: _______________________________

                                   Its: ______________________________